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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20734

RECEIVED
NOV 12 2004
185
PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-03 AND ENDING 9-30-04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DART, PAPESH & COMPANY, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BEACON PLACE 4572 S HAGADORN ROAD, STE. 2-C
(No. and Street)

EAST LANSING, MICHIGAN 48823-5385
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
G. BRUCE PAPESH (517) 333-4333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLEGAL & TIBBITTS, CPAs
(Name – *if individual, state last, first, middle name*)

5930 LOVERS LANE, 2ND FLOOR PORTAGE, MICHIGAN 49002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. BRUCE PAPESH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DART, PAPESH & COMPANY, INCORPORATED, as of SEPTEMBER 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELITA COGBURN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF INGHAM
My Commission Expires Jan. 20, 2009
Acting in the County of Ingham

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DART, PAPESH & COMPANY, INC.
STATEMENT OF BALANCE SHEET
SEPTEMBER 30, 2004

ASSETS				
Cash	$	357,425		
Accounts receivable		8,314		
Prepaid expenses		4,928		
Property and equipment at cost - net of depreciation		1,209		
Deferred income tax benefits		1,955	$	373,831
LIABILITIES				
Accounts payable	$	6,730		
Other current liabilities		21,684		
	$	28,414		
Stockholders' equity				
Common stock - $1 par value- authorized 50,000 shares				
Issued and outstanding 10,000 shares	$	10,000		
Retained earnings		335,417		
	$	345,417	$	373,831

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting. Fixed assets are recorded at cost less accumulated depreciation which is computerized principally by the double declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2004 the Company's net capital ratio was .09 to 1, substantially better than the required 15 to 1. Required "net capital" is $50,000 while actual computed "net capital" was $330,670.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Dart, Papesh & Company, Inc.

We have examined the financial condition of Dart, Papesh & Company, Inc. as of September 30, 2004 Our examination was made in accordance with auditing standards generally accepted in the United States of America, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Dart, Papesh & Company, Inc. at September 30, 2004 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Hoyd & Tibbitts

Portage, Michigan